

Mail Stop 3720

September 3, 2008

VIA US MAIL AND FAX (703) 434-8457

Michael T. Sicoli
Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, VA 20170

> **RE: RCN Corporation**
> **Form 10-K for the year ended December 31, 2007, as Amended**
> **Filed March 11, 2008**
> **File No. 1-16805**

Dear Mr. Sicoli:

We have reviewed your response letter dated August 15, 2008 and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Part III

Item 11. Executive Compensation

Compensation Discussion and Analysis

Components of Executive Compensation, Proxy Statement page 15

1. We have considered your response to comment five in our letter dated July 22, 2008 and are unable to agree. Public disclosure of each company-level performance target for the last completed fiscal year should not result in competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results will have been disclosed. Please advise or indicate that you intend to disclose such metrics, if material to an overall understanding of your executive compensation, in the future.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jorge A. Rivera, Staff Attorney, at (202) 551-3786, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

c: Benjamin R. Preston
       Senior Vice President, General Counsel
       Via facsimile: (703) 434-8371